

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2017

Behzad Aghazadeh
Chairman of the Board
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950

      Re: Immunomedics, Inc.
            Preliminary Proxy Statement on Schedule 14A
            May 26, 2017
            File No. 000-12104

Dear Dr. Aghazadeh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance

cc: Scott Cowan